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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549





                                    SCHEDULE 14D-9
                                  (AMENDMENT NO. 1)

                        SOLICITATION/RECOMMENDATION STATEMENT
                             Pursuant to Section 14(d)(4)
                        of the Securities Exchange Act of 1934


                                   ITT CORPORATION

                              (Name of Subject Company)


                                   ITT CORPORATION

                         (Name of Person(s) Filing Statement)


                              COMMON STOCK, NO PAR VALUE
   (INCLUDING THE ASSOCIATED SERIES A PARTICIPATING CUMULATIVE PREFERRED STOCK
                                  PURCHASE RIGHTS)
                            (Title of Class of Securities)

                                     450912 10 0
                        (CUSIP Number of Class of Securities)





                                RICHARD S. WARD, Esq.
                              EXECUTIVE VICE PRESIDENT,
                       GENERAL COUNSEL AND CORPORATE SECRETARY
                                   ITT CORPORATION
                             1330 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10019-5490
                                    (212) 258-1000

         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   WITH A COPY TO:

                               PHILIP A. GELSTON, Esq.
                               Cravath, Swaine & Moore
                                   Worldwide Plaza
                                  825 Eighth Avenue
                               New York, NY 10019-7475
                                    (212) 474-1000

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                                     INTRODUCTION

         The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         The response to Item 8 is hereby amended by adding the following:

         The Company has agreed to sell 3 million shares, or approximately 40% of its holdings, of the capital shares of Alcatel Alsthom ("Alcatel") for proceeds of approximately $300 million, subject to final settlement. After giving effect to the sale, the Company will own approximately 4.5 million shares, or approximately 2.8%, of the outstanding capital shares of Alcatel.

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                                      SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                  ITT CORPORATION



                                  By
                                     -----------------------------
                                     Name: Richard S. Ward
                                     Title: Executive Vice President,
                                            General Counsel and
                                            Corporate Secretary


Dated as of February 14, 1997